ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

The following actions were taken by the Board of Directors on April 1, 1999 with regard to non-fundamental investment policies:

(1) Approved the elimination of the following non-fundamental investment limitations of the Funds:

(a) The Fund will not invest in securities of a company for the purpose of exercising control or management; and

(b) The Fund will not invest in puts, calls, straddles, spreads, or any combination of them.

(2) Approved revisions to the Fund's non-fundamental investment limitation regarding restricted securities
(Government Cash Series only) to read as follows:

 "The Fund may invest in restricted securities.
Restricted securities are any securities in which the Fund may invest pursuant to its investment objective and policies but which are subject to restrictions on resale under federal securities law. Under criteria established by the Directors certain restricted securities are not determined to be liquid the Fund will limit their purchase, together with other liquid securities, to 10% of its net assets."

(3) Approved revisions to the Funds' non-fundamental investment limitations to read as follows:

"The Fund will not purchase securities for which there is no readily available market, or enter into repurchase agreements or purchase time deposits maturing in more than seven days, if immediately after and as a result, the value of such securities would exceed, in the aggregate, 10% of the Fund's net assets."

(4) Approved the elimination of the following undertaking of the Funds:

"The Fund does not expect to borrow money or pledge securities in excess of 5% of the value of its net assets during the coming fiscal year."

(5) Approved the addition of a non-fundamental investment policy as follows in applying the Funds' concentration restriction to the Funds:

"(a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities."

(6) Approved the elimination of the Funds' non-fundamental investment policy pertaining to when-issued and delayed delivery transactions that provides that the Fund will not engage in such transactions to an extent that would cause the segregation of more than 20% of the value of its total assets.

(7) Approved the addition of a non-fundamental investment policy (Treasury Cash Series only) to read as follows:

 "The Fund may engage in reverse repurchase agreements.'

(8) Approved the addition of a non-fundamental policy that provides that the Funds will pursue their investment objectives by investing in a portfolio of money market securities maturing in 397 days or less.